UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (AMENDMENT NO._______)


                             RESEARCH, INCORPORATED
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                                (Name of Issuer)


                          Common Stock, $.50 Par Value
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                         (Title of Class of Securities)


                                    76089810
               ---------------------------------------------------
                                 (CUSIP Number)


                               FRANK C. HAYER, III
                               3378 RACCOON RIDGE
                                ADEL, IOWA 50003

                         WITH A COPY TO: BEVERLY EVANS
                   DAVIS, BROWN, KOEHN, SHORS & ROBERTS, P.C.
                    2500 FINANCIAL CENTER, 666 WALNUT STREET
                            DES MOINES, IOWA 503309


                                  July 28, 1997
               ---------------------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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1   NAME OF REPORTING PERSON:     FRANK C. HAYER III

    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON  NOT INCLUDED


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2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) [ ]
                                                                (b) [ ]

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3   SEC USE ONLY



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4   SOURCE OF FUNDS

    PF

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5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(d) OR 2(e) [ ]


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6   CITIZENSHIP OR PLACE OF ORGANIZATION

    United States of America


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                                7          SOLE VOTING POWER

                                           48,900
                              --------------------------------------------------
          NUMBER OF             8          SHARED VOTING POWER
           SHARES
        BENEFICIALLY                       0
          OWNED BY
            EACH              --------------------------------------------------
          REPORTING             9          SOLE DISPOSITIVE POWER
           PERSON
            WITH                           48,900

                              --------------------------------------------------
                                10         SHARED DISPOSITIVE POWER

                                           0
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11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    48,900

--------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [ ]


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13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    5.1%

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14  TYPE OF REPORTING PERSON*

    IN

--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT.


Item 1:           Security and Issuer

The Issuer of the securities is RESEARCH, INCORPORATED, a Minnesota corporation ("Issuer")

The principal place of business of the Issuer is 6425 Flying Cloud Drive, Eden Prairie, Minnesota 55344

The class of securities covered in this filing is the $.50 par value common stock ("Shares") which are listed on the NASDAQ National Market under the symbol "RESR".


Item 2:           Identity and Background

Provide the answers to the following questions for each Reporting Person:

          a.      Name:

                  Frank C. Hayer, III

          b.      Residence or business address:

                  3378 Raccoon Ridge, Adel IA 50003

          c. Present principal occupation or employment and the name, principal business and address of any corporate or other organization in which such employment is conducted:

                  Owner and general manager of a radio station, KHBT FM, P.O. Box 217, Humboldt, IA 50548

          d. Whether or not, during the last five years, such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and, if so, give the dates, nature of conviction, name and location of court, any penalty imposed, or other disposition of the case: No

         (e) Whether or not, during the last five years, such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws; and, if so, identify and describe such proceedings and summarize the terms of such judgment, decree or final order: No

         (f)      Citizenship:  United States


Item 3:           Source and Amount of Funds or Other Consideration

                  The funds used were personal funds of Mr. Hayer.


Item 4:           Purpose of Transaction

The transaction is for investment purposes, and there is no other purpose at this time. Additional Shares may be acquired or sold either in the open market or privately from time to time.


Item 5:           Interest in Securities of the Issuer

Mr. Hayer beneficially owns 48,900 shares of the Common Stock, which constitutes 5.1% of the Common Stock. This percentage was calculated based upon 968,424 total shares outstanding as of May 28, 1997 as reported in the Form 8-K of the Issuer filed on June 10,1997. Mr. Hayer holds sole power to vote and sole power to dispose of all such Shares.

Following are the transactions by Mr. Hayer within the last sixty days or since the last filing of Schedule 13D (purchases in open market unless noted).

DATE              NO. OF SHARES      PRICE PER SHARE            TOTAL

June 12, 1997          100                 $8.97              $  896.50
June 20, 1997          500                 $9.63              $4,815.50
June 26, 1997          400                 $8.80              $3,518.00

July 28, 1997        1,000                 $7.25              $7,250.00


Item 6: Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

                  None.


Item 7:           Material to be Filed as Exhibits

                  None.


                                   SIGNATURES

After reasonable inquiring and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                           /s/ Frank C. Hayer
                                           --------------------------------
                                           Frank C. Hayer, Individually

Dated:  July 30, 1997